UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132), on Form F-1, as amended (File No. 333-266050), Form F-1 (File No. 333-276505), Form F-1 (File No. 333-279153), and Form F-1 (File No. 333-283304), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Amendment to Articles of Association

Capital Increases

As previously announced on January 31, 2025, Evaxion Biotech A/S (the “Company”) recently closed its public offering of an aggregate of 3,997,361 of its American Depositary Shares (“ADSs”) and warrants to purchase up to 50% of the ADSs offered at a combined public offering price of $2.71 per ADS with one accompanying warrant for each two ADSs.

In connection with the closing of its public offering, the Company registered aggregate share capital increases of nominal DKK 49,967,012.50 with the Danish Business Authority, with effective date of January 31, 2025, corresponding to an aggregate increase in the Company’s share capital to nominal DKK 78,332,151.50. This reflected issuances of 199,868,050 shares in connection with the public offering.

The Articles of Association were also amended to provide for the granting of up to 1,998,675 warrants to purchase up to 1,998,675 ADSs representing 99,933,750 ordinary shares, with the terms set forth in detail in appendix 11 of the Articles of Association. The warrants set forth in Appendix 11 have a term of 5 years and an exercise price of $2.71.

Following the public offering the authorization in article 2.11 of the Articles of Association to grant warrants to investors, lenders, consultants and/or advisors in the company is reduced to warrants entitling the holders thereof to subscribe for shares up to a nominal value of DKK 59,921,500.

The Articles of Association were also amended in connection with the exercise of certain investor warrants. The Company registered share capital increases in aggregate nominal DKK 625,000 ordinary shares with the Danish Business Authority, with effective date of February 5, 2025, corresponding to an aggregate increase in the Company’s share capital to nominal DKK 78,957,151.50, in connection with the exercise of such warrants on February 4, 2025, conferring the right to subscribe at an exercise price of $2.71 per American Depositary Share (“ADS”) (each ADS representing fifty (50) ordinary shares) with the terms set forth in detail on Appendix 11 of the Articles of Association. The remaining warrants confer the right to subscribe 1,948,675 ADSs at an exercise price of $2.71 per Warrant ADS.

Warrant Grants

On February 6, 2025, the Company’s board of directors granted an aggregate of 1,367,199 warrants (the “Warrants”) to the directors, members of management and employees of the Company. In connection with the grant of the Warrants, the Company amended its Articles of Association to provide for the grant thereof. Each Warrant confers the right to subscribe for one ordinary share of the Company at an exercise price equal to US $0.073 per share, converted into DKK using the official exchange rate between DKK and USD on the date of exercise; however no less than DKK 0.25 per share of nominal DKK 0.25 and provided, however, that the adjustment mechanisms in clause 6 of Appendix 5 to the Articles of Association may result in a different subscription price. The Warrants were issued on the terms and conditions set out in Appendix 5 of the Company’s Articles of Association. Of such Warrants, 1,167,199 warrants vest with 1/36 per month from January 1, 2025 and 200,000 warrants vest with 1/12 per month from January 1, 2025.

After giving effect to the grant of the Warrants described above, warrants to subscribe for an additional [36,478,961] ordinary shares of the Company remain available for future grant by the Company’s board of directors pursuant to the Company’s Articles of Association. The foregoing description of the material terms of the Warrants is qualified in its entirety by reference to the Company’s Articles of Association, which is included as Exhibit 1.1 hereto and incorporated by reference herein.

The Company’s Articles of Association were amended as of January 31, 2025, February 5, 2025, and February 6, 2025 to reflect these capital increases and issuances of these Warrants and are attached hereto as Exhibit 1.1.

Exhibits

Exhibit
No.	Description
1.1	Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: February 12, 2025	By:	/s/ Christian Kanstrup
Christian Kanstrup
Chief Executive Officer